November 2, 2006

Mr. Jay Webb

Reviewing Accountant

Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

RE:	Exar Corporation

Form 10-K for the Fiscal Year Ended March 31, 2006

Filed June 12, 2006

Form 8-K filed October 19, 2006

File No. 000-14225

Dear Mr. Webb:

Following is our response to your October 26, 2006 letter in which the referenced filings were reviewed by the SEC:

Form 10-K for the Fiscal Year Ended March 31, 2006

Exhibit 32

1.	We note that your Section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K are not dated. Please file an amendment to your Form 10-K that includes the entire filing together with the properly dated Section 906 certification. Please also apply this comment to your Form 10-Q filed on August 8, 2006.

The Company notes your comment and will file amendments to its Form 10-K, 10-K/A and Form 10-Q including certifications as of the filing dates of the amendments. The amendments will be filed by November 9. 2006

Form 8-K filed October 19, 2006

2.	We note that you present your non-GAAP measures and reconciliation in the form of adjusted statements of income. These formats may be confusing to investors as they also reflect several non-GAAP measures, including non-GAAP product cost of sales, non-GAAP gross profit, non-GAAP research and development expense, non-GAAP selling, general and administrative expenses, non-GAAP total operating expenses, non-GAAP income (loss) from operations, non-GAAP other than temporary loss on long-term investments, non-GAAP interest and other income, net, non-GAAP income before income taxes, non-GAAP provision for income taxes, non-GAAP net income, non-GAAP basic earnings per share, non-GAAP diluted earnings per share, and non-GAAP diluted shares, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•	To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

The Company notes your comments and will be in conformance with your instructions in future filings. The Company will not incorporate the Form 8-K filed on October 19, 2006 by reference into a 1933 Act registration statement.

3.	Please also revise future filings to include all the substantive disclosures outlined in Questions 8 and 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated June 13, 2003. Please revise your disclosure to explain in greater detail:

•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use the measure; and

•	The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, including the manner in which management compensates for these limitations when using the non-GAAP measure.

The Company notes your comment and will be in conformance with your instructions in future filings.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that our responses adequately address each area of concern. However, please feel free to contact me directly if you require further clarification or information. I can be reached at (510) 668-7002.

Sincerely,

/s/ Roubik Gregorian
Roubik Gregorian
President and Chief Executive Officer